Filed Pursuant to Rule 253(g)(2)
File No. 024-12440

Offering Circular Supplement No. 1 to Offering Circular dated May 9, 2025

RETICULATE MICRO, INC.

34220 Duncan Ave., Ste 201

St. Louis, MO 63110

888-528-2677

www.reticulate.io

This Offering Circular Supplement No. 1 (“Offering Circular Supplement No. 1”) relates to the Post-Qualification Offering Circular Amendment No. 1 of Reticulate Micro, Inc., a Nevada corporation (the “Company”), dated May 9, 2025 (the “Offering Circular”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 1 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 1 is being filed to (i) provide updated disclosure to reflect that, effective May 7, 2025, Boustead Securities, LLC (“Boustead”) is no longer engaged as one of the Company’s lead selling agents for the offering, and (ii) include the information in our Current Report on Form 1-U which was furnished to the SEC on May 12, 2025.

Digital Offering, LLC will remain as the Company’s sole selling agent and will receive the full compensation that was previously shared with Boustead.

This Offering Circular Supplement No. 1 should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular, except to the extent that the information in this Offering Circular Supplement No. 1 supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

Our Class A Common Stock is quoted on the OTCQB® Venture Market of OTC Markets Group, Inc., or OTCQB, under the symbol “RMXI.” On May 8, 2025, the last reported sale price for the Class A Common Stock on OTCQB was $2.26 per share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 1 is May 12, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 7, 2025

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201
St. Louis, MO 63110

(Full mailing address of principal executive offices)

888-528-2677

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On May 7, 2025, Reticulate Micro, Inc., a Nevada corporation (the “Company”), Digital Offering, LLC (“Digital Offering”), and Boustead Securities, LLC (“Boustead”) entered into an amendment (the “Amendment”) to the Selling Agency Agreement, dated as of July 30, 2024 (the “Selling Agency Agreement”), by and among the Company, Digital Offering and Boustead, pursuant to which Boustead ceased to serve as a selling agent of the Company for the Company’s Regulation A offering (the “Offering”) leaving Digital Offering as the Company’s sole selling agent. Pursuant to the Amendment, for any closing of the Offering after May 7, 2025, Digital Offering will receive (i) a cash commission equal to seven and one-quarter percent (7.25%) of the gross Offering proceeds received by the Company and (ii) warrants to purchase a number of units equal to 5.0% of the total number of units sold in the Offering. A copy of the Amendment is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Exhibit No.	Description
1.1	Amendment No. 1 to Selling Agency Agreement, dated May 7, 2025, by and among Reticulate Micro, Inc., Digital Offering, LLC, and Boustead Securities, LLC

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025	RETICULATE MICRO, INC.

/s/ Karl Kit
	Name:	Karl Kit
	Title:	Chief Executive Officer

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Exhibit 1.1

AMENDMENT NO. 1 TO

SELLING AGENCY AGREEMENT

THIS AMENDMENT NO. 1 TO SELLING AGENCY AGREEMENT (this “Amendment”) is made and entered into as of May 7, 2025, by and among Reticulate Micro, Inc., a Nevada corporation (the “Company”), Boustead Securities, LLC, a California limited liability company (“Boustead”), and Digital Offering, LLC, a Delaware limited liability company (“Digital Offering”). Each of the Company, Boustead and Digital Offering are sometimes referred to in this Amendment individually as a “Party” and, collectively, as the “Parties.”

RECITALS

A. The Company, Boustead, and Digital Offering entered into that certain Selling Agency Agreement, dated as of July 30, 2024 (the “Agreement”), pursuant to which Boustead and Digital Offering were jointly engaged as the selling agents in connection with the offering by the Company of up to 2,857,142 units of its securities pursuant to Regulation A under the Securities Act of 1933, as amended. Capitalized terms used but not defined herein have the meanings given to them in the Agreement.

B. The Parties now desire to amend the Agreement to remove Boustead as a selling agent and to designate Digital Offering as the sole selling agent with respect to the Offering.

C. Boustead consents to its removal as a selling agent under the Agreement and waives any further rights to compensation or other entitlements under the Agreement in connection with any portion of the Offering occurring after the date hereof.

D. Digital Offering agrees to act as the sole selling agent and to assume all rights and responsibilities previously shared between Boustead and Digital Offering under the Agreement, including the right to receive the full compensation provided thereunder.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Removal of Boustead as Selling Agent. Effective as of the date hereof, Boustead is hereby removed as a selling agent under the Agreement. From and after the date of this Amendment:

(a) All references in the Agreement to the “Selling Agents” shall be deemed to refer solely to Digital Offering; and

(b) Boustead shall have no further duties, obligations, rights, or entitlements under the Agreement, including, without limitation, to any fees, commissions, warrants, or indemnification relating to the Offering, except for those expressly accruing prior to the date of this Amendment.

2. Compensation to Digital Offering.

(a) Section 1(b) of the Agreement “Selling Agents’ Commissions” is hereby amended and restated in its entirety as follows:

“Selling Agent’s Commissions. The Company will pay to Digital Offering a cash commission equal to seven and one-quarter percent (7.25%) (the “Cash Fee”) of the gross offering proceeds received by the Company from the sale of the Units. Digital Offering shall have the sole discretion to allocate all or any portion of the Cash Fee to other broker-dealers acting as dealers (each, a “Dealer”) in the Offering.”

(b) Section 1(c) of the Agreement “Selling Agents’ Warrants” is hereby amended by replacing all references to “Selling Agents” with “Digital Offering” and conforming the section to reflect that only Digital Offering (or its designees) will be entitled to receive the Selling Agent’s Warrant described therein.

3. No Other Amendments. Except as expressly set forth herein, all other provisions of the Agreement shall remain in full force and effect and are hereby ratified and confirmed by the Company, Boustead, and Digital Offering.

4. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of law.

5. Counterparts. This Amendment may be executed in one or more counterparts, including by electronic signature, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[signature page follows]

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IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed as of the date set forth above.

RETICULATE MICRO, INC.

By:	/s/ Karl Kit
Name:	Karl Kit
Title:	Chief Executive Officer

BOUSTEAD SECURITIES, LLC

By:	/s/ Lincoln Smith
Name:	Lincoln Smith
Title:	Chief Executive Officer

DIGITAL OFFERING, LLC

By:	/s/ Gordon McBean
Name:	Gordon McBean
Title:	Chief Executive Officer